File No. 70-8733

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               Amendment No. 2
                                      to
                          APPLICATION OR DECLARATION
                                      on
                                   FORM U-1
                                     under

                The Public Utility Holding Company Act of 1935

    THE SOUTHERN COMPANY      SOUTHERN ELECTRIC      MOBILE ENERGY SERVICES
   270 Peachtree Street,     INTERNATIONAL, INC.         HOLDINGS, INC.
            N.W.             900 Ashwood Parkway      900 Ashwood Parkway
  Atlanta, Georgia  30303        Suite 500                 Suite 450
                               Atlanta, Georgia     Atlanta, Georgia  30338
                                    30338

     SOUTHERN ELECTRIC        SEI HOLDINGS, INC.        SEI EUROPE, INC.
    WHOLESALE GENERATORS,   900 Ashwood Parkway        900 Ashwood Parkway
            INC.                  Suite 500                Suite 500
    900 Ashwood Parkway        Atlanta, Georgia     Atlanta, Georgia  30338
         Suite 500                  30338
  Atlanta, Georgia  30338

                              SEI NEWCO 1, INC.
                             900 Ashwood Parkway
                                  Suite 500
                               Atlanta, Georgia
                                    30338

              (Name of company or companies filing this statement
                 and addresses of principal executive offices)

                             THE SOUTHERN COMPANY

               (Name of top registered holding company parent of
                         each applicant or declarant)

 Tommy Chisholm, Secretary                    Thomas G. Boren, President
   The Southern Company                           Southern Electric
 270 Peachtree Street, N.W.                      International, Inc.
  Atlanta, Georgia  30303                        900 Ashwood Parkway
                                                      Suite 500
                                               Atlanta, Georgia  30338

                  (Names and addresses of agents for service)

 The Commission is requested to mail signed copies of all orders, notices and communications to:

             W.L. Westbrook                   Thomas G. Boren, President
        Financial Vice-President                  Southern Electric
          The Southern Company                   International, Inc.
       270 Peachtree Street, N.W.                900 Ashwood Parkway
        Atlanta, Georgia  30303                       Suite 500
                                               Atlanta, Georgia  30338

                            John D. McLanahan, Esq.
                             Troutman Sanders LLP
                          600 Peachtree Street, N.E.
                                  Suite 5200
                         Atlanta, Georgia  30308-2216

               The Application or Declaration in this proceeding, as

          heretofore amended and restated, is hereby further amended and restated in its entirety to read as follows:

          Item 1.   Description of Proposed Transactions.

               1.1  Background.  The Southern Company ("Southern") is a

          registered holding company under the Public Utility Holding

          Company Act of 1935, as amended (the "Act").  Since 1987, its wholly-owned subsidiary, Southern Electric International, Inc.

          ("Southern Electric"), has engaged in the business of developing and rendering administrative, operational, construction and other services to independent power projects and foreign utility systems, including "qualifying facilities" ("QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), "exempt wholesale generators" ("EWGs") and

          "foreign utility companies" ("FUCOs"), as defined under Sections

          32 and 33 of the Act, respectively, and other power projects which constitute a part of Southern's integrated electric utility system (collectively, "Projects").1

               Southern directly, or indirectly through one or more

          intermediate subsidiaries, including subsidiaries referred to as

          "Project Parents,"2 now holds investments in domestic EWGs in

          Virginia and Hawaii, and in foreign EWGs and FUCOs in England,

          Argentina, Chile, Trinidad and Tobago and The Bahamas.  Southern


               1 See File No. 70-7932, Holding Co. Act Rel. No. 26212, dated December 30, 1994 (the "December 1994 Order").

               2 See File No. 70-8421, Holding Co. Act Rel. Nos. 26096 and 26338, dated August 3, 1994 and July 25, 1995, respectively.

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          also owns, indirectly, all of the equity interests in a non-

          exempt Project in Alabama.  At December 31, 1995, Southern's committed equity investment in all such Projects, including amounts represented by contingent equity funding arrangements,

          reimbursement arrangements, guaranties and the like, was

          approximately $1.313 billion, of which approximately $1.230 billion represents Southern's "aggregate investment" (as defined in Rule 53(a)) in EWGs and FUCOs.

               Appended as Exhibit H-1 hereto is an organizational chart

          showing at September 30, 1995 Southern's ownership interests in

          Southern Electric and in all Projects and Project Parents.

               Southern has initiated steps to consolidate its direct and indirect ownership interests in all EWGs and FUCOs (collectively,

          "Exempt Projects") and Project Parents under SEI Holdings, Inc.

          (hereinafter referred to as "Holdings").  Holdings, a Delaware corporation and a Project Parent within the meaning given in File

          No. 70-8421, was organized to facilitate Southern's acquisition and ownership of an interest in Hidroelectrica Alicura S.A., a

          FUCO which owns and operates a generating station in Argentina.

               1.2  Purpose of Proposed Reorganization.  The primary

          objective for the reorganization of Southern's ownership

          interests in Projects is to facilitate Holdings' access to external sources of debt and equity capital.  Other benefits will include simplifying the capital structure of Southern's project portfolio by eliminating unnecessary subsidiaries, making the overall project ownership structure more tax efficient, and


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          reducing administrative costs, such as the costs of accounting,

          book keeping, and tax-return preparation.

               Specifically, Southern envisions that Holdings or

          subsidiaries of Holdings may from time to time issue equity and/or debt securities to third persons, i.e., investors and lenders other than Southern.  This would enable Holdings to finance at least a portion of its future investments in Projects with equity and debt provided by others, thereby reducing the financing pressures on Southern itself.  In this connection,

          Holdings intends to segregate its domestic and foreign Project interests in order to facilitate the attraction of investors who have elected to target a specific market segment (e.g., European or South American projects).  Further, some potential investors

          (e.g., insurance companies) may be subject to legal restrictions on permitted investments in non-U.S. entities or projects.

               1.3  Description of Interim Reorganization.  In the initial steps of this restructuring (herein referred to as the "Interim

          Reorganization"), Southern has contributed to Holdings all of the outstanding stock of Southern Electric Wholesale Generators, Inc.

          ("SEWG"), an EWG that directly and indirectly holds Southern's ownership interests in other domestic EWGs;3 and all of the outstanding stock of all of its directly owned Project Parents.



               3 Southern Electric Wholesale Generators, Inc., a Delaware corporation, directly and indirectly through other EWGs holds Southern's investments in "eligible facilities" in Virginia and Hawaii and in Southern Energy Marketing, Inc., a power marketer that has been designated as an EWG by the Federal Energy Regulatory Commission.

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          These transactions have not affected Holdings' status as a

          Project Parent within the meaning given in File No. 70-8421.  In addition, Holdings has formed SEI Newco 1, Inc., a Delaware corporation (and itself a Project Parent), and has or will transfer to it, by contribution or merger, its interests in the

          Exempt Projects and other Project Parents that it owns, other than Southern Electric, Inc.; and SEI Newco 1, Inc., in turn,

          intends to transfer to Southern Electric International Europe,

          Inc., a Project Parent which holds Southern's interest in a FUCO in England, its interests in all such Exempt Projects and Project

          Parents, except for Southern Electric International Trinidad

          Holdings, Inc. and Power Generation Company of Trinidad and

          Tobago, Ltd. (both of which are EWGs).4

               The various steps in the Interim Reorganization, as

          described above, only involve adjustments in Southern's ownership of Exempt Projects (i.e., EWGs and FUCOs) and Project Parents.

          These steps have been and will be carried out in reliance upon

          Southern's current authorization in File No. 70-8421, under which

          Southern is authorized to organize and acquire the securities of

          Project Parents, whether before or after the acquisition of an

          Exempt Project, in order to hold the securities, directly or indirectly, of one or more Exempt Projects.  Southern's



               4 The separation of the foreign Exempt Project holdings beneath SEI Newco 1, Inc. is intended to enable Southern at some future time to de-consolidate for tax purposes some, but not all, of its foreign Exempt Projects through an adjustment in its ownership interest in Southern Electric International Europe, Inc. No such plan to do so exists at this time.

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






          "aggregate investment," as defined in Rule 53(a), in all Exempt

          Projects and Project Parents will be unchanged as a result of the

          Interim Reorganization.

               Appended as Exhibit H-2 hereto is an organizational chart

          showing Southern's anticipated direct and indirect ownership of

          Southern Electric and of Exempt Projects and Project Parents

          currently owned following the Interim Reorganization.  Not all steps in the Interim Reorganization have been carried out, and the organizational structure depicted may be subject to some modification.

               In the future, to the extent possible, Southern intends to structure investments in any additional foreign Projects as direct or indirect subsidiaries of SEI Newco 1, Inc. (hereafter referred to as "International Holdings"), and investments in any additional domestic Projects as direct or indirect subsidiaries of SEWG (hereafter referred to as "Domestic Holdings").

               1.4  Description of Final Reorganization.  Subject to

          receipt of an order approving the Application or Declaration in this proceeding, Southern proposes to take several additional steps designed to consolidate its ownership of all current

          Projects, Project Parents and activities and functions related thereto under Holdings.  Specifically, Southern requests approval to contribute the common stock of Southern Electric to Holdings such that Southern Electric will be a first-tier subsidiary of

          Holdings (along with Domestic Holdings and International

          Holdings).  Southern Electric will continue to engage in those


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          activities authorized under the December 1994 Order (viz.

          preliminary project development activities and the sale of operating, construction, project management, administrative and other similar services to associate Projects and to non-

          associates, including non-associate utilities and independent power projects).

               In connection with the foregoing, Southern Electric also

          requests authority to sell to International Holdings (or to subsidiaries thereof) the securities of two existing wholly-owned subsidiaries of Southern Electric whose operations are limited to the conduct of preliminary project development activities in foreign countries.5  The sales price for the shares of these two companies will be equal to Southern Electric's investment in them, which is currently less than $50,000 in the aggregate.  In addition, following the contribution of the common stock of

          Southern Electric to Holdings, Southern Electric proposes to distribute to Holdings all of the common shares of SEI Operadora de Argentina S.A., a wholly-owned subsidiary and a FUCO, and

          Holdings proposes to concurrently contribute such shares to

          International Holdings.

               Currently, Southern's sole non-exempt Project is Mobile

          Energy Services Company, L.L.C. ("MESC"), which Southern holds



               5 These subsidiaries, which were organized in accordance with Southern Electric's authorization under the December 1994 Order, are Southern Electric International-Asia, Inc., which maintains Southern Electric's Hong Kong office, and Southern Electric International GmbH, which maintains Southern Electric's Vienna office.

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          through a wholly-owned subsidiary, Mobile Energy Services

          Holdings, Inc. ("Mobile Energy").6  Southern will continue to hold all of the issued and outstanding common stock of Mobile

          Energy as a first-tier subsidiary company.  However, Southern desires to direct some or all of the distributable cash flow and income from Mobile Energy to support the operations of and future financing by Holdings and/or Domestic Holdings.  To achieve this objective, Southern and Mobile Energy request approval for a recapitalization of Mobile Energy under Alabama law pursuant to which Southern would receive, as a distribution in respect of the currently issued and outstanding common stock of Mobile Energy,7 all of the authorized shares of a new class of non-voting

          preferred stock.  The recapitalization of Mobile Energy would not require Southern to make, or result in, any additional investment by Southern in Mobile Energy.  A copy of Mobile Energy's Amended and Restated Articles of Incorporation designating the new class of preferred stock is filed herewith as Exhibit A.

               The preferred stock of Mobile Energy will not be entitled to any vote on any matter except for (i) such matters as require a



               6 See File No. 70-8505, Holding Co. Act Rel. Nos. 26185 and 26330, dated December 13, 1994 and July 13, 1995, respectively. Through Mobile Energy, a statutory "holding company," Southern holds 99% of the equity ownership interests in MESC, an Alabama limited liability company. MESC owns a dedicated, inside-the-fence, industrial cogeneration complex in Mobile, Alabama. The remaining 1% equity ownership interest in MESC is, and will continue to be, held by Southern Electric.

               7 Mobile Energy has authorized and issued 1000 shares of common stock, par value $1.00 per share. It currently has no other authorized class of stock.

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          vote of preferred stockholders under Alabama law, and (ii) any subsequent amendments to the articles of incorporation of Mobile

          Energy that would affect the priorities of the holders of such shares to dividends and to distributions upon liquidation of

          Mobile Energy.

               Concurrently with its receipt of Mobile Energy's preferred stock, Southern requests approval to transfer such stock to

          Holdings as a contribution to the capital of Holdings; and

          Holdings, in turn, proposes to transfer such preferred stock to

          Domestic Holdings as a contribution to the capital of that company.  Except as described above, the shares of common and preferred stock of Mobile Energy will not be issued or sold to any third person without receipt of a further order of this

          Commission.

               1.5  Authorization of Future Project Activities and

          Investments.  In the future, Southern contemplates that it will make investments in additional Projects through Holdings (or subsidiaries of Holdings) and that Holdings and its subsidiaries

          (principally Southern Electric) will conduct all other related project activities, including but not limited to project

          marketing and development, asset administration, and rendering of operations and maintenance, construction and other similar types of services to both associate Projects and to non-associates.

          Any investment in an Exempt Project (i.e., an EWG or FUCO) would be made in accordance with and subject to such limitations as may




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          be imposed under Section 32 or 33, as the case may be, and all applicable rules of the Commission, including Rule 53.

               (a)  Acquisition of Certain "Energy-Related" Companies.

          Holdings requests authority herein to acquire, directly or indirectly through subsidiaries, in one or more transactions from time to time through December 31, 2000, the securities of or other interests in any one or more companies that derive or will derive substantially all of their revenues from the ownership and/or operation of any one or more of the following categories of energy-related facilities or businesses (hereafter referred to as "Energy-Related Companies"):  (i) "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978,

          as amended; (ii) the production, conversion, and distribution of steam; and (iii) the brokering and marketing of electric energy within the area covered by the Southeastern Electric Reliability

          Council.8  Holdings may also acquire interests in other


               8 Holdings proposes to limit the electricity marketing and brokering activities of any such Energy-Related Company to transactions in which the buyer or seller, or both the buyer and seller, are located within SERC pending the Commission's consideration of proposed Rule 58, which may broaden, or eliminate, any such geographic restriction on such non-utility business activities. See Holding Co. Act Rel. No. 26313, dated June 20, 1995. Any electricity purchase from a source outside SERC for sale or delivery to a customer inside SERC, and any electricity purchase from a source inside SERC for sale or delivery to a customer outside SERC, would directly or indirectly benefit Southern's integrated utility system, which comprises a large segment of SERC, and its customers, in that it would have the effect of reducing on-system demand for electricity, reduce the cost of electricity for utility customers inside SERC, and promote exports from SERC of capacity and energy associated with generating facilities that may be surplus to the current needs of any member utility of SERC. The Commission has recognized that these and other benefits may be derived as a result of marketing

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          categories of "energy-related" businesses to the extent that any such acquisition may be exempted under a rule of general

          applicability hereafter adopted by the Commission.9

               (b)  Investments by Southern in Holdings.  Southern proposes to make additional investments in Holdings from time to time in order to finance the business of Holdings and its subsidiaries,

          including direct or indirect investments by Holdings in Southern

          Electric and in one or more Projects or Energy-Related Companies.

          Such additional investments in Holdings shall be made in

          accordance with Rules 52 and 45(b)(4), as applicable, provided that: (i) any investment in Holdings made for the purpose of enabling Holdings to acquire directly or indirectly the

          securities of or other interest in any Exempt Project shall be subject to the limitations of Rule 53 and any other applicable rules; and (ii) any additional investment in Holdings made for the purpose of enabling Holdings to acquire directly or

          indirectly the securities of or other interest in any Energy-

          Related Company shall not exceed $300 million at any time

          outstanding or such greater amount as may be permitted under any and brokering transactions between a subsidiary of a registered holding company and non-associate companies where such transactions are confined generally to the regional power market of which the registered holding company's utility system is a part. See Northeast Utilities Service Co., et al., Holding Co. Act Rel. No. 26359, dated August 18, 1995.

               9   Specifically, proposed Rule 58, supra n. 8, if adopted,
          would conditionally exempt from the pre-approval requirements of Sections 9(a) and 10 of the Act acquisitions of the securities of certain other categories of "energy-related companies."

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          rule of general applicability that the Commission may hereafter adopt.

               Holdings will use the proceeds of any additional financing by Southern (including the proceeds of borrowings from lenders other than Southern that are guaranteed by Southern, as described below), together with other internally generated funds and the proceeds of the sale of any securities issued to investors other than Southern or any associate company, to make investments in

          Projects and Energy-Related Companies, to make additional

          investments in Southern Electric, and to finance the costs of any other authorized or permitted activity.

               Holdings, Domestic Holdings, International Holdings and any

          Intermediate Subsidiary (as defined in paragraph (c), below)

          further propose to guaranty in one or more transactions from time to time through December 31, 2000, the securities of any other direct or indirect subsidiary thereof in an aggregate principal amount at any time outstanding not to exceed $1.2 billion,

          provided that the issue and sale of any such securities are exempt from the declaration requirements of Section 6(a) of the

          Act, and provided further that any guaranty outstanding on

          December 31, 2000, shall remain in effect until it expires in accordance with its terms.  Guaranties of securities may take the form of direct guaranties of securities issued by any such direct or indirect subsidiary, stand-by equity funding commitments,

          obligations under capital maintenance agreements or under




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          reimbursement agreements in respect of bank letters of credit, or other similar financial instruments or undertakings.

               (c)  Acquisition of Intermediate Subsidiaries.  Holdings,

          Domestic Holdings and International Holdings further request authority to make investments from time to time through December

          31, 2000, in Projects and Energy-Related Companies directly or indirectly through one or more subsidiaries (hereinafter referred to as "Intermediate Subsidiaries") that are organized exclusively for that purpose; provided, however, that such subsidiaries may also provide project development and management services to

          Projects or Energy-Related Companies held by them.  Any direct or indirect investment in an Intermediate Subsidiary organized to acquire or hold an Exempt Project will be treated for purposes of

          Rule 53 as if it were an investment in such Exempt Project; and

          any direct or indirect investment in an Intermediate Subsidiary organized to acquire and hold the securities of any Energy-

          Related Company will be treated as if it were an investment in such Energy-Related Company.

               (d)  Acquisition of Certain Other Special Purpose

          Subsidiaries.  Holdings, Domestic Holdings and International

          Holdings also request approval to acquire from time to time through December 31, 2000, directly or indirectly, the securities of or other interest in one or more subsidiaries ("Special

          Purpose Subsidiaries") organized exclusively for the purpose of engaging in any of the activities that Southern Electric is currently authorized to engage in under the terms of the December


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          1994 Order, including preliminary project development and

          marketing, project management and administration, and rendering services to both associate Projects and Energy-Related Companies and to non-associates.  Southern envisions, for example, that

          Special Purpose Subsidiaries will be needed in order to establish and manage foreign project development offices, and to provide operations and maintenance, construction or asset management services, whether to an associate Project or Energy-Related

          Company or to a non-associate company.  Creating separate

          subsidiaries for such purposes serves to isolate the risks of one activity from others, and may be necessary to satisfy the

          requirements of applicable foreign or U.S. laws.

               (e)  Financial Guaranties by Southern.  Southern requests

          authority to guaranty in one or more transactions from time to time through December 31, 2000, the securities of Holdings or any direct or indirect subsidiary of Holdings in an aggregate

          principal amount at any one time outstanding not to exceed the

          $1.2 billion (the "Financial Guaranties").  Financial Guaranties may take the form of direct guaranties of securities issued by

          Holdings or any subsidiary, stand-by equity funding commitments,

          obligations under capital maintenance agreements or under

          reimbursement agreements in respect of bank letters of credit, or other similar financial instruments or undertakings.

               Any Financial Guaranty issued by Southern with respect to

          securities of any Intermediate Subsidiary organized to acquire and hold the securities of any Exempt Project will be treated for


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          purposes of Rule 53 as if it were a guaranty of the securities of such Exempt Project.  Thus, the aggregate outstanding principal amount of Financial Guaranties issued for such purpose, when added to Southern's "aggregate investment" at any time in all

          Exempt Projects, shall not exceed 50% of Southern's "consolidated retained earnings," or such greater percentage of Southern's

          "consolidated retained earnings" as the Commission may allow in any subsequent proceeding, including without limitation, File No.

          70-8725.  Similarly, any Financial Guaranties issued by Southern with respect to securities of an Intermediate Subsidiary

          organized to acquire and hold the securities of any Energy-

          Related Company shall be counted against the investment

          limitation in all such entities set forth above in Item 1.5(a).

               It is proposed that any Financial Guaranty outstanding on

          December 31, 2000, shall remain in effect until it expires in accordance with its terms.

               (f)  Pledge of Securities of Holdings or Subsidiaries.

          Finally, in connection with any sale of debt securities by

          Holdings or any subsidiary of Holdings, it may be necessary for

          Southern, as the sole stockholder of Holdings, or Holdings,

          Domestic Holdings, International Holdings or any Intermediate

          Subsidiary, as the stockholder of any of their respective

          subsidiaries, to provide collateral security to the purchaser of such debt securities by pledging the shares of Holdings (if

          Holdings is the issuer) or of any direct or indirect subsidiary of Holdings (if a subsidiary of Holdings is the issuer).


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          Similarly, it may be necessary for Domestic Holdings to pledge the preferred shares of Mobile Energy to secure borrowings from third-party lenders.  To the extent required, Southern, Holdings,

          Domestic Holdings, International Holdings and any Intermediate

          Subsidiary request approval to enter into stock pledge agreements from time to time through December 31, 2000, as collateral security for any such securities issuances, provided that the term of any such stock pledge in effect on December 31, 2000 shall expire or terminate in accordance with its terms.

               1.6  Relationship to other Authorizations.  Upon issuance of the Commission's order approving this Application or Declaration,

          Southern will relinquish its authorization in File No. 70-8421

          (concerning "Project Parents"), but without prejudice to any transaction that has been consummated in reliance upon the authority granted by the Commission in that proceeding.  The term

          "Intermediate Subsidiary," as defined herein, is broader than,

          i.e., it subsumes, the term "Project Parent," as defined in File

          No. 70-8421.  For the same reason, upon the effective date of the order approving this Application or Declaration, Southern will also relinquish its authority in File No. 70-8277 to guaranty the securities of Exempt Projects issued to third-parties.  (All other approvals granted in File No. 70-8277 shall remain

          unaffected).

               Finally, Southern understands that the issuance and sale of securities by a non-utility subsidiary of a registered holding company (which would include Holdings, Domestic Holdings,


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          International Holdings and any Intermediate Subsidiary) in order to finance the authorized business of such subsidiary is

          conditionally exempt from Sections 6(a) and 7 of the Act pursuant to Rule 52, as recently amended, and that cash capital

          contributions and open account advances to such subsidiaries are exempt from Section 12(b) and Rule 45(a) thereunder pursuant to

          Rule 45(b), also as recently amended.10  Southern and such non-

          utility subsidiaries state that they will rely upon the

          exemptions under Rules 45(b) and 52, as in effect or as they may be further amended, to the extent applicable.

               Southern Electric will continue to engage in those

          activities currently authorized under the December 1994 Order.

          However, any additional investment by Southern in Southern

          Electric would be made indirectly through Holdings, as described above.  Any services rendered by any Special Purpose Subsidiary to a Project or other associate company will be subject to all of the terms, conditions and limitations of the December 1994 Order as if the terms, conditions and limitations of such order

          expressly applied to such Special Purpose Subsidiary.  Without limiting the foregoing, the applicants propose that any such

          Special Purpose Subsidiary may provide services or sell goods to any associate Project company at fair market prices, and

          therefore request an exemption pursuant to Section 13(b) from the requirements of Rules 90 and 91 as applicable to any such




               10  See Holding Co. Act Rel. No. 26311, dated June 20, 1995.

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          transactions in any case in which any of the following

          circumstances shall obtain:

               1. Such Project company is an Exempt Project which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

               2. Such Project company is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser thereof is not an associate public utility company of such Special Purpose Subsidiary within the Southern System;

               3. Such Project company is a QF that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or
               (ii) to an electric utility company, other than any associate public utility company of such Special Purpose Subsidiary within the Southern System, at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA; or

               4. Such Project company is an EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not an associate public utility company of such Special Purpose Subsidiary within the Southern System.


               Under the terms of the December 1994 Order, Southern is

          authorized to guaranty performance by or act as indemnitor or surety with respect to contractual obligations of Southern

          Electric, any subsidiary of Southern Electric, or any Project entity in which Southern directly or indirectly holds an

          interests (collectively, "Performance Guaranties").  Southern requests a modification of the December 1994 Order so that it is clear that Southern may provide Performance Guaranties from time to time through December 31, 2003, on behalf of Holdings and any


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          direct or indirect subsidiary of Holdings, including Southern

          Electric and any Project, Energy-Related Company, or Intermediate

          Subsidiary.  Any such Performance Guaranty provided on behalf of an Intermediate Subsidiary that holds an interest in an Exempt

          Project shall, for purposes of Rule 53 and the December 1994

          Order, be treated as if it is a Performance Guaranty provided on behalf of such Exempt Project.

               Holdings, Domestic Holdings, International Holdings and any

          Intermediate Subsidiary also propose to provide Performance

          Guaranties from time to time through December 31, 2003, on behalf of any of their respective direct or indirect subsidiaries.  It is proposed that such Performance Guaranties would count against the limitation on the amount of Performance Guaranties that

          Southern may provide under the terms of the December 1994 Order only if, and to the extent that, the same are ultimately

          supported by an agreement or undertaking of Southern itself.

               1.7  Other Matters.  It is proposed that the applicants file a single consolidated quarterly report pursuant to Rule 24 on all investments in Projects and Energy-Related Companies and other activities of Holdings and its subsidiaries (including Southern

          Electric), commencing with the quarterly report for the second calendar quarter of 1996.  Such report shall be in lieu of the combined report currently filed in File Nos. 70-7932 and 70-8421 and shall include the following information:

                    1. A copy of the balance sheet and income statement for each of Holdings, International Holdings, Domestic Holdings, and Southern Electric;


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                    2.  A narrative description of Southern's activities
               during the quarter just ended organized by business category (project development, project related services, Stand-by Capacity Network (SCN) activities and other), and within each category, a description of new developments by project type (e.g., EWGs, FUCOs, Energy-Related Companies, etc.), international and domestic consulting and specific types of consulting within the international and domestic spheres, and SCN project updates;

                    3. Amounts and forms of: (i) guarantees of, and similar provisions and arrangements concerning, performance and undertaking of other obligations by Holdings, any subsidiary of Holdings (including Southern Electric), or any Project entity; and (ii) indemnifications of and with respect to persons acting as sureties on bonds or other obligations on behalf of Holdings, any subsidiary of Holdings (including Southern Electric), or any Project entity which Southern has agreed to grant in the event a bid by any of the foregoing is accepted.

                    4. Amounts and forms of: (i) guarantees of, and similar provisions and arrangements concerning, performance and undertaking of other obligations by Holdings, any subsidiary of Holdings (including Southern Electric), or any Project entity which Southern has granted and are currently effective; and (ii) indemnifications of and with respect to persons acting as sureties on bonds or other obligations on behalf of Holdings, or any subsidiary of Holdings (including Southern Electric), or any Project entity which Southern has granted and are currently effective;

                    5. A description of services obtained from associate companies, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of such services;

                    6. A description of services provided to associate companies which identifies the recipient company, the charge to the associate and whether the charge was computed at cost, market or pursuant to another method, which method shall be specified;

                    7. A chart, in the form of Exhibit H hereto, showing, as of the end of such quarterly period, all associate companies of Southern that are EWGs, FUCOs, Energy-Related Companies, Intermediate Subsidiaries and Special Purpose Subsidiaries, Southern's direct or indirect investment in each such entity and the aggregate direct and indirect investment by Southern in all such entities, and Southern's percentage equity ownership in each such entity together

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






               with a statement indicating by category the type of entity or person (i.e., domestic corporation, foreign corporation, foreign government, or natural persons) owning the equity interests in each such entity that are not held directly or indirectly by Southern;

                    8. A description of any intellectual property provided by Southern Electric to SCS or to any of the Operating Companies, the cost thereof (including the cost of any enhancements) to the company making such intellectual property available, and, if known, the fair market value thereof;

                    9. Investment made by Southern, directly or indirectly, in any Intermediate Subsidiary or Special Purpose Subsidiary in the previous quarter (to the extent not included in the response to item 7, above), indicating the amount and type of such investment and generally identifying the facility (if any) with respect to which such Intermediate Subsidiary or Special Purpose Subsidiary was organized or formed; and

                    10. The amount, type and terms (including interest rate and maturity and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than US dollars) of securities issued by Holdings or any subsidiary of Holdings (other than an Exempt Project) to third persons.11


               In addition, Southern will file as an exhibit to its annual report on Form U5S (or amendment thereto) a copy of the annual report prepared by (or, if not prepared by, which contains the financial statements of) each Exempt Project.



          Item 2.   Fees, Commissions and Expenses.

               The fees, commissions and expenses paid or incurred and to be paid or incurred in connection with the proposals contained



               11 To avoid duplication and unnecessary paperwork, it is proposed that the reporting of such information as a part of this quarterly Rule 24 certificate shall satisfy the requirements of Rule 52(c).

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






          herein are estimated not to exceed $15,000, including the

          Commission's filing fee of $2,000.



          Item 3.   Applicable Statutory Provisions.

               The applicants believe that the following proposed

          transactions are or may be subject to the requirements of the following provisions of the Act and rules thereunder:
                   Transaction                Applicable Section or Rule

           Contribution to Holdings by     Sections 9(a), 10, 12(b) and
           Southern of the common          12(f); Rules 43, 45 and 54
           stock of Southern Electric,
           and acquisition thereof by
           Holdings

           Amendment to the Articles       Sections 6(a), 7, 9(a) and 10;
           of Incorporation of Mobile      Rule 54
           Energy and issuance of
           shares of a new class of
           preferred stock of Mobile
           Energy to Southern; and the
           acquisition thereof by
           Southern


           Contribution to Holdings by     Sections 9(a), 10, 12(b) and
           Southern of the shares of       (f); Rules 43, 45 and 54
           existing, directly-owned,       (Deemed to be authorized under
           Project Parents,                orders issued in File No. 70-
           contribution of same by         8421)
           Holdings to International
           Holdings, and contribution
           by International Holdings
           of shares of certain
           Project Parents and Exempt
           Projects to SEI
           International Europe, Inc.;
           and acquisition of such
           shares by Holdings, by
           International Holdings, and
           by SEI International
           Europe, Inc.

                   Transaction                Applicable Section or Rule


           Contribution to Holdings by     Sections 9(a), 10, 12(b) and
           Southern of the common          (f); Rules 43, 45 and 54
           stock of SEWG, and              (Deemed to be authorized under
           acquisition thereof by          orders issued in File No. 70-
           Holdings                        8421)
           Contribution to Holdings by     Sections 9(a), 10, 12(b) and
           Southern of the preferred       (f); Rules 43, 45 and 54
           stock of Mobile Energy, and
           contribution to Domestic
           Holdings of such shares by
           Holdings, and the
           acquisition thereof by
           Holdings and Domestic
           Holdings

           Sale to International           Sections 9(a), 10 and 12(f);
           Holdings or subsidiaries        Rule 43
           thereof by Southern
           Electric of shares of
           project development
           subsidiaries, and the
           acquisition of such shares
           by International Holdings


           Acquisition by Holdings,        Sections 9(a)(1) and 10; Rule
           Domestic Holdings or            54
           International Holdings of
           securities of Energy-
           Related Companies

           Acquisition by Holdings,        Sections 9(a)(1) and 10; Rule
           Domestic Holdings or            54
           International Holdings of
           securities of Intermediate
           Subsidiaries and of
           Special Purpose
           Subsidiaries

           Sale of goods and services      Section 13(b); Rules 90-92
           to associate companies by
           Special Purpose
           Subsidiaries, subject to
           exemption from "cost"
           standard in specified cases

                   Transaction                Applicable Section or Rule

           Issuance of the Financial       Sections 6(a), 7, 12(b), 32 and
           Guaranties by Southern          33; Rules 45(a), 53 and 54


           Guaranties of securities of     Sections 6(a), 7, 12(b), 32 and
           subsidiaries by Holdings,       33; Rules 45(a), 53 and 54
           Domestic Holdings,
           International Holdings and
           any Intermediate Subsidiary

           Guaranties of Performance       Section 12(b); Rule 45(a)
           by Southern, Holdings,          (December 1994 Order, as
           Domestic Holdings,              modified herein, deemed
           International Holdings and      applicable)
           any Intermediate Subsidiary
           Pledge by Southern of stock     May be subject to Sections
           of Holdings and by              6(a), 7, and 12(b); Rule 45(a)
           Holdings, Domestic Holdings
           International Holdings and
           Intermediate Subsidiaries
           of stock of their
           respective subsidiaries




               Compliance with Rules 53 and 54.  Under Rule 53(a), the

          Commission shall not make certain specified findings under

          Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs

          (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of

          Rule 53 exists.  Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of

          subsidiaries of a registered holding company that are EWGs or

          FUCOs in determining whether to approve other transactions if

          Rule 53(a), (b) and (c) are satisfied.  These standards are met.

               Rule 53(a)(1):  At December 31, 1995, Southern had invested,

          directly or indirectly, an aggregate of $1,230,274,036 in EWGs and FUCOs (inclusive of investments on Project Parents), or

          36.56% of "consolidated retained earnings" for the four

          consecutive quarters ended September 30, 1995.12

               Rule 53(a)(2):  Southern maintains and will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest.  In addition, each domestic EWG in which Southern holds an interest maintains its books and records and prepares its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP").  The books and records and financial statements of each FUCO in which Southern holds an interest (including those that are "majority-owned subsidiaries"

          and those that are not) are maintained and prepared in conformity with GAAP.  All of such books and records and financial

          statements will be made available to the Commission, in English,

          upon request.

               Rule 53(a)(3): No more than 2% of the employees of

          Southern's operating utility subsidiaries will, at any one time,

          directly or indirectly, render services to EWGs and FUCOs.


               12 In a separate proceeding, which addresses the standards of Rule 53(c), Southern is seeking relief which would enable it to finance investments in EWGs and FUCOs in an amount that is equal to Southern's "consolidated retained earnings." (See File No. 70-8725).

               Rule 53(a)(4):  Southern has submitted a copy of the

          Application or Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Southern's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Operating Companies.

               In addition, Southern states that the provisions of Rule

          53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

               Rule 53(b)(1): Neither Southern nor any subsidiary of

          Southern is the subject of any pending bankruptcy or similar proceeding.

               Rule 53(b)(2):  Southern's average consolidated retained

          earnings for the four most recent quarterly periods ($3.292 billion) represented an increase of approximately $79 million in the average consolidated retained earnings for the previous four quarterly periods ($3.213 billion).

               Rule 53(b)(3):  For the year ended December 31, 1995,

          Southern did not experience any losses attributable to its direct or indirect investments in EWGs and FUCOs.



          Item 4.   Regulatory Approval.

               The proposed transactions are not subject to the

          jurisdiction of any state commission or of any federal commission other than the Commission.

          Item 5.   Procedure.

               The applicants request that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.  The applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the

          Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.



          Item 6.   Exhibits and Financial Statements.

               (a)  Exhibits.

                    A    -    Amended and Restated Articles of
                              Incorporation of Mobile Energy Services
                              Holdings, Inc.

                    F    -    Opinion of Troutman Sanders LLP.

                    G    -    Form of Federal Register Notice. (Previously
                              filed).

                    H-1  -    Organizational Chart Showing Ownership of
                              Southern Electric and Projects as of
                              September 30, 1995.  ("P")

                    H-2  -    Organizational Chart Showing Ownership of
                              Southern Electric and Projects Following
                              Interim Reorganization.  ("P")

               (b)  Financial Statements.

                              Not applicable.

          Item 7.   Information as to Environmental Effects.

               (a)  In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

               (b)  No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

          Dated:  January 29, 1996

                                        THE SOUTHERN COMPANY

                                        By: /s/Tommy Chisholm
                                            Tommy Chisholm
                                            Secretary


                                        MOBILE ENERGY SERVICES HOLDINGS,
                                        INC.

                                        By: /s/Tommy Chisholm
                                            Tommy Chisholm
                                            Secretary


                                        SOUTHERN ELECTRIC INTERNATIONAL,
                                        INC.

                                        By: /s/Tommy Chisholm
                                             Tommy Chisholm
                                             Vice President and Secretary
                         (Signatures Continued on Next Page)

                                        SEI HOLDINGS, INC.

                                        By: /s/Tommy Chisholm
                                             Tommy Chisholm
                                             Secretary


                                        SOUTHERN ELECTRIC WHOLESALE
                                        GENERATORS, INC.

                                        By: /s/Tommy Chisholm
                                             Tommy Chisholm
                                             Secretary


                                        SEI EUROPE, INC.

                                        By: /s/Tommy Chisholm
                                             Tommy Chisholm
                                             Secretary


                                        SEI NEWCO 1, INC.

                                        By: /s/Tommy Chisholm
                                             Tommy Chisholm
                                             Secretary


























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